Exhibit 99.4(l)

PROTECTIVE LIFE INSURANCE COMPANY	P. O. BOX 1928	BIRMINGHAM, ALABAMA 35282-8238

MEDICAL EVALUATION FOR ENHANCED WITHDRAWAL PERCENTAGE(S):

ENDORSEMENT FOR THE PROTECTED LIFETIME INCOME BENEFIT RIDER

We are amending the Contract to which this endorsement is attached as described below.  The purpose of the endorsement is to describe the availability of enhanced withdrawal percentage(s) under the Contract’s attached Protected Lifetime Income Benefit Rider (the “Rider”) for Covered Person(s) with certain qualifying medical conditions.  This endorsement remains in effect as long as the Rider remains in effect.  While this endorsement is in effect, its terms and conditions supersede any conflicting provision in the Contract.  Contract provisions not expressly modified by this endorsement remain in full force and effect.

Enhanced Withdrawal Percentage(s):  If the waiting period has elapsed and you have not established the Benefit Election Date under the Protected Lifetime Income Benefit Rider, you may request a medical evaluation to determine if the proposed Covered Person(s) qualify for enhanced withdrawal percentage(s): higher withdrawal percentage(s) than as shown in the Rider.  We will not medically evaluate any proposed Covered Person who is Age 75 or older at the time we receive the request.

We, in our sole discretion, establish the criteria that qualify Covered Persons for enhanced withdrawal percentages and determine the associated withdrawal percentage enhancements.

From time to time, we will establish the criteria for qualification of Covered Persons and the associated withdrawal percentage enhancements, if any.  When establishing these criteria, we will consider factors such as, our judgment of: the Covered Persons’ medical conditions; the efficacy of current and future treatment modalities; general market conditions; and, our experience and actuarial assumptions for the Protected Lifetime Income Benefit Rider at the time we receive the request for a medical evaluation.  We will apply these criteria equitably to all Covered Persons.  Since each of these factors will vary over time, our decision regarding any individual request for a medical evaluation is not representative of the decision we will reach at any time in the future.

Waiting Period:  You may not request a medical evaluation prior to the later of two years after:  1) the Contract’s Issue Date; or 2) the date of the most recent change of Owner.

Requesting a Medical Evaluation: You must request a medical evaluation before establishing the Benefit Election Date and before the proposed Covered Person’s’ 75th birthday.  If the Annual Withdrawal Amount will be based on two lives, the medical evaluation must include both proposed Covered Persons, and must be requested before establishing the Benefit Election Date and before the older person’s 75th birthday.  We will require proof of Age for the proposed Covered Person(s) and valid, properly executed Medical Authorization(s) in order to obtain medical records.  We will begin the evaluation process promptly upon our receipt of the necessary forms in good order.  You may, but are not required to, include any medical records in your possession that you would like us to consider.  After we conclude the medical evaluation, we will send you our decision in writing.  Any offer of enhanced withdrawal percentage(s) is valid only for the proposed Covered Person(s) and number of lives considered in the evaluation, and expires 6 months after the date of our written decision notice to you.

Accepting the Enhanced Withdrawal Percentage Offer:  You accept the enhanced withdrawal percentage offer by establishing a Benefit Election Date before the offer expires, for the same Covered Person(s) and number of lives considered in the evaluation.  If you do not accept our enhanced withdrawal percentage offer before it expires, you must wait at least one year from the date of our written decision notice before requesting a subsequent medical evaluation.

ICC11-VDA-P-6006	12/11

Cost of the Medical Evaluation:  If you request a medical evaluation and accept our enhanced withdrawal percentage offer, we will assess a fee for each person evaluated to cover the costs associated with your request. We will advise you of the current fee at the time you request a medical evaluation.  The fee is subject to change but will never exceed $300 for each person evaluated.  The fee will be deducted from the Contract Value as of the Valuation Period that contains the Benefit Election Date on which you accept our enhanced withdrawal percentage offer.  The fee is deducted from the Investment Options in the same proportion that the value of each bears to the total Contract Value on that date.

We will assess the medical evaluation fee for each person evaluated under each medical evaluation you request after the second request, regardless of whether we make an enhanced withdrawal percentage offer or whether it is accepted.  In these cases, we will assess the current fee at the time you request a third or subsequent medical evaluation.

Signed for the Company and made a part of the Contract as of the Rider Effective Date for the Contract’s Protected Lifetime Income Benefit Rider.

PROTECTIVE LIFE INSURANCE COMPANY

Secretary